Tarek Kanaan Work History

Co-founder, Unity Vibration Kombucha Tea LLC
2009 – Present
Unity Vibration Kombucha brews what we think is the BEST Kombucha Beer and Tea in the world, inspiring Possibilities in others, and creating loving vibes for the world! Hard Kombucha is the Hottest new segment in Craft Beer! "Get Healthy and Happy in One Glass!"